FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 18, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles Regulations of the Board of Directors.

REGULATIONS OF

THE BOARD OF DIRECTORS

TELEFÓNICA MÓVILES, S.A.

Regulations of the Board of Directors

REGULATIONS OF THE BOARD OF DIRECTORS

INDEX

PRELIMINARY TITLE

•	Article 1. Object

•	Article 2. Interpretation

•	Article 3. Amendment

•	Article 4. Diffusion

TITLE I. GENERAL DUTIES AND PRINCIPLES OF ACTION OF THE BOARD OF DIRECTORS.

•	Article 5. General duties of the Board of Directors.

•	Article 6. Duties of the Board of Directors in relation to the Group companies

•	Article 7. Principles of action of the Board of Directors.

TITLE II. COMPOSITION OF THE BOARD

•	Article 8. Quantitative Composition

•	Article 9. Qualitative Composition

TITLE III. APPOINTMENT AND SEVERANCE OF DIRECTORS

•	Article 10. Appointment of Directors

•	Article 11. Appointment of External Directors

•	Article 12. Term of Office

•	Article 13. Re-election of Directors

•	Article 14. Dismissal of the Directors

•	Article 15. Criteria to follow in the Voting

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Regulations of the Board of Directors

TITLE IV. OPERATION OF THE BOARD

•	Chapter I. DISTRIBUTION OF OFFICES

•	Article 16. The Chairman of the Board

•	Article 17. The Vice-Chairman of the Board

•	Article 18. The Secretary of the Board

•	Article 19. The Vice-Secretary of the Board

•	Chapter II. OPERATING RULES

•	Article 20. Meetings of the Board of Directors

•	Article 21. Proceedings of the Sessions

•	Chapter III. COMMITTEES OF THE BOARD

•	Article 22. General provisions

•	Article 23. The Executive Committee

•	Article 24. The Audit and Control Committee

•	Article 25. The Nominating and Compensation Committee

TITLE V. RIGHTS AND OBLIGATIONS OF THE DIRECTOR.

•	Chapter I. RIGHT AND DUTY OF INFORMATION

•	Article 26. Right and Duty of Information

•	Article 27. Expert Assistance

•	Chapter II. OBLIGATIONS OF THE DIRECTORS

•	Article 28. Duty of diligence

•	Article 29. Duty of fidelity

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•	Article 30. Duty of secrecy

•	Article 31. Duty of loyalty

•	Article 32. Specific duties arising from Telefónica Móviles’s status as a listed company

•	Article 33. Directors’ Liability

•	Chapter III. REMUNERATION OF THE BOARD

•	Article 34. Remuneration of the Directors

TITLE VI. RELATIONS OF THE BOARD

•	Article 35. Relations with the Shareholders

•	Article 36. Relations with the Institutional Shareholders

•	Article 37. Transactions with significant shareholders

•	Article 38. Relations with the Markets

•	Article 39. Relations with the Auditors

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Regulations of the Board of Directors

TELEFÓNICA MÓVILES, S.A.

REGULATIONS OF THE BOARD OF DIRECTORS

PRELIMINARY TITLE

Article 1. Object

1.	The object of these Regulations is to determine the principles of action by the Board of Directors of Telefónica Móviles, S.A. and its Committees, to regulate their organisation and to set the rules of conduct of its members, in order to achieve the greatest possible degree of efficiency and optimise its management.

2.	The rules of conduct established in these Regulations for the Directors will be applicable, to the extent that they are compatible with their specific nature, with the top management of the Company.

Article 2. Interpretation

These Regulations shall be interpreted according to the applicable legal and statutory regulations and fundamentally according to their spirit and purposes, it being the faculty of the Board of Directors to resolve doubts as to interpretation that may arise from application thereof.

Article 3. Amendment

1.	These Regulations may only be amended by the Board of Directors at the proposal of the Chairman, three Directors or the Nominating and Compensation Committee.

2.	The proposals for amendment must be accompanied by a memorandum of justification and be reported by the Nominating and Compensation Committee. That report will not be necessary when the proposal for amendment is made by the Nominating and Compensation Committee.

3.	The text of the proposal, the memorandum of justification by its authors and, if appropriate, the Report by the Nominating and Compensation Committee, must be attached to the calling of the meeting of the Board that is to deliberate concerning it, and it must be expressly recorded on its Agenda.

Article 4. Diffusion

1.	The Directors and top management are obliged to know, fulfil and ensure fulfilment of these Regulations. To that end, the Secretary of the Board shall provide them all a copy of it.

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2.	These Regulations, as well as possible amendments thereto, shall be reported to the General Shareholders’ Meeting, to the National Stock Exchange Commission, be recorded at the Mercantile Registry according to the current by-laws in force and shall be made available on the Company web page and at its registered office, thus guaranteeing ample diffusion among the shareholders and investor public at large.

TITLE I. GENERAL DUTIES AND PRINCIPLES OF ACTION

OF THE BOARD OF DIRECTORS.

Article 5. General duties of the Board of Directors

1.	The Board of Directors is, pursuant to the law and the By-Laws, the highest body of administration and representation of the Company, thus being empowered to perform, within the scope set by the corporate object described in the By-Laws, any acts or legal transactions of administration and disposal, by any legal title, except for those reserved by the laws or the By-Laws to the exclusive competence of the General Shareholders’ Meeting.

2.	Notwithstanding the foregoing, the Board of Directors is basically configured as a supervisory and controlling body, entrusting the ordinary management of the Company business in favour of the executive bodies and management team.

3.	The powers that are reserved by law or statute for the exclusive knowledge of the Board may not be delegated, nor others that are required for responsible exercise of their basic function of supervision and control.

4.	Within the scope of its supervisory and controlling duties, the Board of Directors shall set the strategies and directives for management of the Company; it shall set the bases of the corporate organisation in order to guarantee its greater efficiency; it shall implement and ensure instrument of adequate information procedures at the Company for the shareholders and markets in general; it shall make the appropriate decisions on the corporate and financial operations of special transcendence for the Company; and it shall approve the bases of its own organisation and operation for better fulfilment of these duties.

Article 6. Duties of the Board of Directors in relation to the Group companies

As to the companies that form the Telefónica Móviles, S.A. Corporate Group, its Board of Directors shall establish the bases of an adequate, efficient co-ordination, within the legal limits, between the Company and the companies that form that Group, respecting in all cases the autonomy of decision of their Governing Bodies and Management, according to the actual corporate interest of the Company and each one of those companies.

Regulations of the Board of Directors

To the ends stated and within those limits, the Board of Directors of Telefónica Móviles, S.A. shall implement the necessary instruments to establish adequate co-ordination relations based on mutual interest and, thus, with respect to their respective corporate interests.

Article 7. Principles of action of the Board of Directors

1.	The Board of Directors shall perform its duties according to the corporate interest, this being understood as the interest of the Company; and in this sense it shall act to guarantee the long term feasibility of the Company and to maximise its value, also pondering the legitimate plural public or private interest that may arise in performance of all corporate activity.

2.	The Board of Directors shall approve a policy of full information and transparency to the markets, ensuring correct price fixing of the Company shares.

TITLE II. COMPOSITION OF THE BOARD

Article 8. Quantitative Composition

1.	The Board of Directors shall be formed by the number of Directors determined by the General Shareholders’ Meeting within the limits set in the By-Laws of the Company.

2.	The Board shall propose the number of Directors to the General Shareholders’ Meeting that, according to the prevailing circumstances at the Company at each moment, is most adequate to ensure due representativeness and effective operation of the body, without the number exceeding nineteen under any circumstance.

Article 9. Qualitative Composition

1.	The Board of Directors, exercising its rights of cooption and proposal of appointments to the General Shareholders’ Meeting, shall ensure External or non executive Directors to represent an ample majority over executive Directors in the composition of the Body.

To these ends, Executive Directors shall be understood as those who have executive or management functions in the Company or in any of the companies in its Group and, in any case, those who have a contractual, labour, mercantile or other kind of relation with the Company, other than their condition as Director. Moreover, those who have a deciding capacity over any part of the Company business, or over any of the companies in its group, by stable delegation or proxy granted by the Board of Directors shall be considered Executive Directors.

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2.	The Board shall also ensure that the majority group of External Directors is formed, on one hand, by those proposed by the holders of significant stable stakes in the capital of the company (Proprietary Directors); and, on the other hand, professionals of recognised prestige who are not related to the executive team or the significant shareholders (Independent Directors).

3.	In order to establish a reasonable balance between both types of External Directors, the Board shall monitor the proprietary structure of the company, so the ratio between one kind of directors and the others reflects the relation between stable and floating capital.

4.	What is set forth in this article is understood to be notwithstanding the right of proportional representation of the shareholders and the competence of the General Shareholders’ Meeting that are legally recognised.

TITLE III. APPOINTMENT AND DISMISSAL OF DIRECTORS

Article 10. Appointment of Directors

1.	The Directors will be appointed by the General Shareholders’ Meeting or, provisionally, by the Board of Directors, according to the provisions set forth in the Stock Company Act and By-Laws .

2.	The proposals for appointment of Directors submitted by the Board of Directors for consideration by the General Shareholders’ Meeting and the resolutions for appointment adopted by that body by virtue of the cooption powers it is legally attributed must respect the terms of these Regulations and be preceded by the relevant report by the Nominating and Compensation Committee, which shall not be binding.

3.	In relation to the Proprietary Directors, their appointment must be assigned to persons proposed by the respective holders of significant stable stakes, and the other Directors must ensure with their vote that those appointments or proposals for appointment are approved by the Board of Directors.

Article 11. Appointment of External Directors

1.	The Board of Directors and the Nominating and Compensation Committee shall ensure, within the scope of their respective competences, that the choice of candidates is assigned to persons of recognised solvency, competency and experience, who are willing to dedicate a sufficient part of their time to the Company, and they must be extremely thorough in relation to the choice of persons called to cover posts as Independent Directors.

2.	The Board of Directors shall propose or appoint persons to cover the posts as Independent Directors who fulfil conditions that ensure their impartiality and objective criteria. Among these, and for illustrative purposes, the following are mentioned:

a)	Not having, or recently having had, a direct or indirect working, commercial or contractual relation, of a significant nature, with the Company, its directors, the proprietary directors or companies in the Group whose shareholding interests are represented by these, financing institutions with an outstanding position in financing of the Company, or organisations that receive significant subventions from it;

Regulations of the Board of Directors

b)	Not being a Director in another listed company that has Proprietary Directors in the Company;

c)	Not being a near relation to the Executive or Proprietary Directors or members of the Top Management of the Company.

If any of the above relations were to exist, it must be known and evaluated by the Board of Directors, following a report by the Nominating and Compensation Committee, and recorded in the Company Annual Report.

Article 12. Term of Office

1.	Directors shall hold office for a maximum term of five years, and may be re-elected one or more times for periods of the same duration.

2.	The Directors appointed by the cooption procedure shall hold office until the date of the first meeting of the General Shareholders’ Meeting.

3.	The Director ending his office or who, for any other reason, ceases to hold office, may not provide services to another firm with a similar or the same corporate object as the Company, or any of the Companies forming its Group, for a period of two years. If it considers it appropriate, the Board of Directors may waive that obligation upon the outgoing Director, or shorten its term.

Article 13. Re-election of Directors

1.	The proposals for re-election of Directors that the Board of Directors decides to submit to the General Shareholders’ Meeting must comply with the terms of these Regulations and be preceded by the relevant report issued by the Nominating and Compensation Committee, which shall not be binding.

2.	The Board of Directors shall ensure that the External Directors who are re-elected do not remain assigned to the same Commission on the Board.

Article 14. Dismissal of the Directors

1.	Directors shall cease to hold office when the period for which they were appointed elapses, or when resolved by the General Shareholders’ Meeting using the attributes it is legally attributed.

2.	Directors must hand in their letter of resignation to the Board of Directors and formalise the relevant resignation in the following cases:

a)	When they reach the age of 70. Executive Directors shall cease to hold office when they reach the age of 65, although they may continue as Directors, if this

Regulations of the Board of Directors

is determined by the Board itself. In such cases, the resignation will take place at the first meeting of the Board that is held after holding the General Shareholders’ Meeting that approves the accounts of the financial year in which the Director has reached the upper age limit.

b)	When they cease to hold the executive posts linked to their appointment as Director, or when the reasons due to which they were appointed disappear, that circumstance being understood to arise in the case of a Proprietary Director when the entity or Corporate Group that he represents ceases to hold a significant stake in the stock capital of the Company, or when, in the case of an Independent Director, he takes an executive post in the Company or any of its subsidiaries.

c)	When they incur in any of the cases of legally foreseen incompatibility or prohibition.

d)	When severely admonished by the Nominating and Compensation Committee for having failed to fulfil any of their obligations as Directors.

e)	When their belonging to the Board may affect the credit or reputation the Company enjoys on the market, or put its interests at risk in any other way.

Article 15. Criteria to follow in the Voting

1.	According to what is set forth in Article 31 of these Regulations, Directors affected by proposals of appointment, re-election or dismissal shall abstain from intervening in the deliberations and voting concerning them.

2.	All the voting by the Board of Directors concerning appointment, re-election or dismissal of Directors shall be secret, if so requested by any of its members, notwithstanding the right of all Directors to have the sense of his vote recorded in the minutes.

TITLE IV. OPERATION OF THE BOARD

Chapter I. DISTRIBUTION OF OFFICES

Article 16. The Chairman of the Board

1.	The Chairman of the Board of Directors shall have the status of Chief Executive of the Company and, thus, his appointment or revocation shall involve delegation of all the powers and competences of the Board that may legally be delegated, he being assigned effective management of the Company business, always according to the decisions and criteria set by the General Shareholders’ Meeting and the Board of Directors.

2.	The Chairman of the Board shall chair all the governing and management bodies of the Company, being responsible for executing the resolutions of the Board and the Executive Committee, bodies he permanently represents with the most ample powers, being able to adopt, in urgent cases, the measures he deems convenient to the interests of the Company.

Regulations of the Board of Directors

3.	Notwithstanding what is set forth above, whenever the Board of Directors resolves appointment of a new person to hold the office of Chairman, it must determine the powers he is to be delegated, according to the characteristics of the person and the circumstances of that appointment.

4.	The Board of Directors may agree the dismissal of the Chairman at any time, by a resolution passed by the majority of the members present.

Article 17. The Vice-Chairman of the Board

1.	The Board may choose one or more Vice-Chairmen from among its Directors, - executive or not – to stand in for the Chairman, by delegation, due to absence or illness and, in general, in all cases, duties or attributes considered appropriate by the Board or the Chairman himself.

2.	Replacement of the Chairman by one of the Vice-Chairmen shall be by the one who, as appropriate, is assigned executive duties in the Company and, failing that, by the oldest Vice-Chairman.

Article 18. The Secretary of the Board

1.	The Secretary of the Board of Directors need not be a Director.

2.	The Secretary will aid the Chairman to perform his duties and must ensure proper operation of the Board, being in charge, most especially, of providing the Directors the advice and information required, to conserve the corporate documents, duly record the proceedings of the meetings of the Board in the minute books and to certify its resolutions.

3.	The Secretary shall, in all cases, ensure the formal and material legality of the actions of the Board and shall guarantee that its procedures and rules of governance are abided by.

Article 19. The Vice-Secretary of the Board

1.	The Board of Directors may appoint a Vice-Secretary, who need not be a Director, to aid the Secretary of the Board of Directors or stand in for him in his duties in the event of absence or incapacity.

2.	Except if the Board of Directors decides otherwise, the Vice-Secretary may attend the meetings to aid the Secretary in drafting the minutes of the session.

Regulations of the Board of Directors

Chapter II. OPERATING RULES

Article 20. Meetings of the Board of Directors

1.	The power to call the Board of Directors and to draft, when appropriate, the Agenda of its meetings is vested with the Chairman, who must, however, call it when requested by three Directors, stating the matters to discuss.

The Board of Directors shall hold its ordinary meetings once a month, at the Chairman’s initiative, and as often as deemed fit for proper operation of the Company.

The calendar of the ordinary meetings will be set by the Board itself prior to commencement of each financial year. The calendar may be amended as resolved by the Board itself, or decided by the Chairman, in which case the changes must be reported to the Directors at the shortest possible notice.

2.	Formal calling of the ordinary meetings shall be performed by letter, fax, telegram or electronic mail, and shall be authorised by the signature of the Chairman, Secretary or Vice-Secretary, by order of the Chairman. The calling shall be sent out at least three days before the date foreseen for it to be held.

The calling will include a preview of the foreseeable Agenda of the meeting and will be accompanied by the appropriate written information which is available. In any case, the Chairman shall always have power to submit all matters to the Board of Directors that are deemed convenient, regardless of whether they are on the Agenda of the meeting or not.

3.	When the circumstances of the case make it advisable, the Chairman may convene an extraordinary meeting of the Board of Directors by telephone, by fax or electronic mail, without complying with the requirement of advance notice or the other requisites stated in the preceding section.

4.	On an annual basis, the Board shall evaluate its operation and the quality of its work on approval of the Annual Report on Corporate Governance.

Regulations of the Board of Directors

Article 21. Proceedings of the Sessions

1.	The Board shall be validly constituted when the meeting is attended, present or represented, by half plus one of its members.

The Directors must personally attend the meetings of the Board and when, exceptionally, they are not able to do so, they shall ensure that the representing they grant in favour of another member of the Board includes the appropriate instructions, as far as possible.

Such delegations may be granted by letter, or by any other means that assures the certainty and validity of the representation in the Chairman’s opinion.

2.	The Chairman shall organise the debates, ensuring and encouraging participation by all the Directors in the deliberations.

3.	When asked to by the Chairman, the top management of the Company shall attend the meetings of the Board when their intervention is necessary or convenient, in order to report matters within their remit.

4.	Except in the cases in which another voting quorum is specifically applicable, the resolutions shall be passed by absolute majority of Directors attending the meeting (present or represented).

5.	Exceptionally, when urgently required, the Chairman may propose that resolutions be passed without a meeting being held, in writing (by fax, mail, electronic mail, etc.), as long as none of the Directors opposes that procedure.

Regulations of the Board of Directors

Chapter III. COMMITTEES OF THE BOARD

Article 22. General provisions

a)	Executive Committee

Notwithstanding delegation of powers in favour of the Executive Chairman, and if appropriate, the Managing Director or the Vice-Chairman, the Board of Directors may appoint a Executive Committee from within it, with deciding capacity in general terms and, thus, with express delegation of all the powers held by the Board of Directors except for those that, by law or the By-Laws, may not be delegated. Furthermore, the Board of Directors has entrusted the duties of coordination, supervision and direction of the Company’s strategic operations to the Executive Committee.

b)	Other Committees

1.	The Board of Directors may also constitute one or several Committees it shall entrust the examination and ongoing monitoring of any area of special relevance to good governance of the Company, or for monographic analysis of any aspect or matter of a transcendence or degree of importance that makes this advisable.

These Committees shall not have the status of Corporate Bodies and shall be configured as instruments serving the Board of Directors, to which they shall report the conclusions reached in subjects or matters whose monographic treatment they have been entrusted.

2.	The Board of Directors shall determine the number of members of each Commission and shall appoint, at the proposal of the Chairman, the Directors who are to form it.

In order to facilitate adequate, fluent relations with the Company, each Commission may have a top manager assigned, who shall attend, with the right to speak but not vote, the different meetings held by the Commission, which he may be entrusted the secretariat of.

In all cases, the top manager must leave the meeting when, due to the nature of the matters to be discussed, the Commission considers it appropriate.

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3.	The Committees shall regulate their own operation, shall appoint a Chairman and Secretary from among them – who need not be a member of the Commission concerned – and shall meet when called by their respective Chairman, and must prepare an annual plan of action which they will submit to the Board.

The Committees shall be validly constituted with the direct attendance, or representation of at least half of its members; and it shall pass its resolutions by the majority of attendees. In the event of a draw, the respective Chairman shall have a deciding vote.

At each meeting of the Committees held, its Secretary shall draw up the relevant minutes, that shall be sent to the Secretary of the Board of Directors for filing and custody. The minutes of the Committees of the Board shall in all cases be available to the members of the Board of Directors to be able to consult.

In matters not specifically foreseen, the rules of operation established in these Regulations for the Board of Directors shall apply to the Committees.

4.	The members of the top management of the Company shall attend the meetings of the Committees when the Chairman deems their intervention necessary or convenient, in order to report on matters inherent to their competence.

5.	Notwithstanding the power of the Board of Directors to appoint other Committees, with the attributes it is deemed necessary to grant them, in all cases the Audit and Control Committee and the Nominating and Compensation Committee shall be established.

Article 23. The Executive Committee

a)	Composition

The Executive Committee shall be comprised of the Chairman of the Board and a number of spokesmen no less than three, nor greater than nine Directors, appointed by the Board of Directors.

In the qualitative composition of the Executive Committee, the Board shall ensure that external or non executive Directors are in majority in relation to Executive Directors.

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In any case, the assignment or renewal of members of the Executive Committee will require the favourable vote of at least two thirds of the members of Board of Directors to be valid.

b)	Operation

The Executive Committee will meet as often as called by its Chairman.

The acting Chairman and Secretary of the Executive Committee will be those who hold the same offices on the Board of Directors, and one or several Vice-Chairmen and a Vice-Secretary may be appointed.

The Executive Committee shall be validly constituted when the meeting is attended by half plus one of its members, present or represented.

The agreements must be passed by the majority of the Directors attending the meeting (present or represented), with the Chairman having a the deciding vote in the event of a draw.

c)	Relation with the Board of Directors.

The Executive Committee shall punctually inform the Board on the matters discussed and decisions made at its meeting.

Article 24. The Audit and Control Committee

a)	Composition.

The Audit and Control Committee shall be formed by a minimum of three and a maximum of five Directors appointed by the Board of Directors. All the members of that Commission must be non executive Directors.

The Chairman of the Audit and Control Committee shall be appointed from among its members, and must be replaced every four years, and he may be re-elected after once one year has elapsed from his dismissal.

b)	Competences

Notwithstanding any other duty it may be assigned by the Board of Directors, the Audit and Control Committee shall have the essential purpose of supporting the Board of Directors in its supervision functions and, specifically, shall have at least the following competencies:

1.	To report through its Chairman to the General Shareholders’ Meetings on the matters raised there by the shareholders on subjects within the Committee’s bailiwick;

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2.	To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditor referred to under Article 204 of the Corporations Act, as well as the terms of the retainer thereof, the scope of the professional assignment and the renewal or revocation of the appointment, as pertinent;

3.	To oversee the internal auditing departments;

4.	To be aware of the financial reporting process and the internal oversight systems; and

5.	To maintain the relationship with the Accounts Auditor to receive information on such matters as may jeopardize the latter’s independence, and any other matters related to the process of conducting financial audits, as well as receiving information and maintaining the communication with the Auditor as provided for in the auditing legislation and in the technical rules for auditing.

6.	To exercise the other competencies assigned to that Commission in these Regulations or that may be asigned by the Board of Directors.

c)	Operation.

The Audit and Control Committee shall meet at least once a quarter and as often as appropriate, when called by the Chairman, at its own instance, or when requested by two of its members or by the Executive Committee.

The Auditing and Control Commission may require the Accounts Auditor of the company and internal auditing officer to attend its meetings.

Article 25. The Nominating and Compensation Committee

a)	Composition.

The Nominating and Compensation Committee shall be formed by a minimum of three and maximum of five Directors. All the members of that Commission must be non executive Directors.

The Chairman of the Nominating and Compensation Committee shall be appointed by the Commission itself from among its members.

b)	Competences.

Notwithstanding any other task the Board of Directors may assign, the Nominating and Compensation Committee shall have the following competences:

1.	To report on the proposals for appointment of Directors and Top Management of the Company and its Subsidiaries;

2.	To approve the scales of remuneration of the Top Management of the Company;

3.	To approve the standard contracts for Top Management;

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4.	To determine the regime of remuneration of the Chairman;

5.	To report and propose to the Board of Directors the remuneration regime of the Directors and to review them periodically to ensure they match the duties they perform, according to what is set forth in article 34 of these Regulations;

6.	To report incentive plans;

7.	To make and annual exam on the remuneration of the Directors and Top Management;

8.	To report on the proposals for appointment of the members of the Executive Committee and other Committees of the Board of Directors;

9.	To prepare and keep a register of the status of Directors and Top Management of the Company; and

10.	To exercise the other competencies assigned to that Commission in these Regulations.

Of all the activities performed by the Nominating and Compensation Committee, the Board of Directors shall be informed at the first meeting that is held thereafter, putting at his disposal the corresponding documentations, in order for the Board to take acknowledgment of the activities of the Commission.

c)	Operation

The Nominating and Compensation Committee shall meet whenever the Board of Directors of the Company or its Chairman requests the issue of a report or approval of proposals within its remit and whenever, in the opinion of the Chairman of the Commission, it is convenient for proper fulfilment of its duties.

TITLE V. RIGHTS AND OBLIGATIONS OF THE DIRECTOR

Chapter I. RIGHT AND DUTY OF INFORMATION

Article 26. Right and duty of information

1.	The Directors must diligently seek information on the running of the Company, to which end they shall gather as much information as necessary or convenient from time to time for good, diligent performance of their duties.

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To that end, the Directors are invested with the most ample powers to obtain information on any aspect of the Company, to examine its books, records, documents and other records of the company operations.

That right to information also concerns the different subsidiary companies that, as appropriate, form the consolidated Group, to the extent necessary to enable fulfilment of the duties to which article 6 of these Regulations refers.

2.	In order not to disturb ordinary management of the Company, the right to information shall be exercised through the Chairman or Secretary of the Board of Directors, who shall attend the requests from the Director, directly providing him the information, or offering suitable contacts at the appropriate level of the organisation.

Article 27. Expert Assistance

1.	In order to obtain help in their duties, the External Directors may agree by majority, or any of the Committees of the Board by majority resolution by its members, to request the hiring of legal, accounting, financial advisors or other experts, at the expense of the Company.

The task commissioned must necessarily concern specific problems of a certain importance and complexity that arise when performing their duties.

2.	The decision to hire such services must be reported to the Chairman of the Company and shall be instrumentalised through the Secretary of the Board, except if the Board of Directors does not consider it necessary or convenient to hire these.

Chapter II. OBLIGATIONS OF THE DIRECTORS

Article 28. Duty of diligence

The Directors must act with the diligence of an orderly company owner and a loyal representative, by virtue of which they are obliged to:

a)	Obtain information and adequately prepare the meetings of the Board and the Committees to which they belong;

b)	Attend the meetings of the bodies they are members of and participate actively in the deliberations, in order that his criteria may contribute effectively to decision making, and to take responsibility for these;

c)	Perform any specific task entrusted by the Board of Directors that reasonably lies within their set commitment; and

d)	Instigate investigation of any irregularity in management of the Company that may come to their notice and to ensure adequate control measures are taken concerning any situation of risk.

e)	Instigate calling of the Board of Directors when deemed appropriate, or inclusion on the Agenda of the matters considered convenient.

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f)	Oppose resolutions that breach the Act, the By-Laws and corporate interest and ask for their objection to be recorded in the Minutes.

Article 29. Duty of fidelity

When performing their duty, the Directors must fulfil the duties imposed by the laws and By-Laws in fidelity to the corporate interest, that being understood as the interest of the Company.

Article 30. Duty of secrecy

1.	Even after ceasing to hold office, the Directors must keep the secret of the confidential information, and reserved information, data, reports or records that they had knowledge of due to performing their duty, without these being disclosed to third parties or being subject to diffusion when this may have damaging consequences to the corporate interest.

The duty the preceding paragraph refers to does not include cases in which the law allows disclosure or diffusion to a third party or which, when appropriate, are required and must be submitted to the respective supervision authorities, in which case cession of the information must be pursuant to the provisions of the laws.

2.	All documentation and information that the Directors have made available to them due to their office are confidential, and may not be revealed in any way whatsoever, except if a resolution by the Board of Directors expressly waives that status.

3.	When the Director is a corporation, the duty of secrecy shall lie with its representative, notwithstanding fulfilment of the obligation he has to report it.

Article 31. Duty of loyalty

1.	The Directors shall act in performance of their duties with absolute loyalty to the corporate interest of the Company.

To that end, the Directors must fulfil the following obligations and prohibitions:

a)	The Directors may not use the name of the Company, nor invoke their status as Administrators to perform operations on their own account, or for persons related to them.

b)	The Directors may not perform, for their own benefit or that of related persons, investments or operations linked to the assets of the Company of which they have had knowledge when exercising their duties of office, when those operations have been offered to the Company, or it has an interest in them, as long as the Company has not rejected them due to the influence of the Directors.

Regulations of the Board of Directors

c)	The Directors may not make use of the Company assets, or make use of their position at it to obtain a property advantage, unless they have paid an adequate consideration.

If the advantage is received as a partner, it shall only be appropriate if it respects the principle of parity in treatment of shareholders.

d)	The Directors must inform the Board of Directors of any situation of direct or indirect conflict with the interests of the company. In the event of conflict, the Director affected shall abstain from intervening in the operation to which the conflict refers.

e)	The Directors must abstain from intervening in voting that affects matters in which they or persons related to them have a direct or indirect interest.

f)	No Director may directly or indirectly perform professional or commercial operations with the Company or with any of the companies in its Group, when those operations are unrelated to the ordinary business of the Company or not performed on market conditions, unless the Board of Directors is informed of these in advance and it approves the transaction with the favourable vote of at least 80% of the Directors attending the meeting, present or represented, following a report by the Nominating and Compensation Committee.

g)	The Directors must report the stake held by them or persons related to them in the capital of a company with the same, similar or complementary kind of activity to that constituting the corporate object, offices or duties they perform in it, as well as performance on their own account or that of others of the same, similar or complementary activity to that constituting the corporate object of the Company

The Board of Directors, at the proposal of the Nominating and Compensation Committee, may forbid the Directors from holding relevant offices in companies that compete with the Company or any of the companies in its Group.

2.	To the ends established in the preceding paragraph, related persons shall be understood to be those to which article 127 ter. 5 of the Corporations Act refers.

Article 32. Specific duties arising from the status of Telefónica Móviles, S.A. as a listed company

1.	The Directors must inform the Company of the securities in it which they hold directly or indirectly, on the terms established in the Stock Market laws and the Internal Rules of Conduct of Telefónica, Móviles S.A. on Matters Related to the Stock Markets.

2.	The Directors may not perform or suggest that any person perform, operations with securities of the Company, or the companies in its Group, over which they have, due to their office, privileged or reserved information that has not been released to the public at large.

Regulations of the Board of Directors

3.	The Directors may not use non public information of the Company to private ends, except when the following conditions are fulfilled:

a)	That the use of that information does not breach the laws regulating the stock market;

b)	That their use does not cause any damage whatsoever to the Company; and

c)	That the Company does not hold exclusive rights or legal position of a similar status over the information they wish to use, except if express authorisation is obtained from the Board.

4.	Notwithstanding what is set forth in the preceding sections, the Directors must abide at all times by the rules of conduct established in the Stock Market laws and, especially, those set forth in the Internal Rules of Conduct of Telefónica Móviles, S.A. on Matters Related to the Stock Market.

Article 33. Directors’ Liability

The Directors shall be liable to Company, to the shareholders and corporate creditors, for the damage caused by acts or omissions in breach of the Laws or By-Laws, or those caused while failing to fulfil the duties inherent to the duties of office, on the terms and conditions legally established.

Chapter III. REMUNERATION OF THE BOARD

Article 34. Remuneration of the Directors

1.	The Boards shall have the right to receive the remunerations set by the Board of Directors subject to the statutory provisions and prior report of the Nominating and Compensation Committee.

2.	The Board will shall endeavour that the remunerations be in line to that paid in the in the market to companies with the same size and activity

3.	The remuneration of the Directors shall be totally transparent. With this aim, the Nominating and Compensation Committee, will make an annual exam of the remuneration policy of the Directors.

4.	Remuneration derived from being a member of the Board of Directors shall be compatible with other professional or occupational payments to which the Directors are entitled for any other executive or advisory duties he/she may perform in the Company.

Regulations of the Board of Directors

TITLE IV. RELATIONS OF THE BOARD

Article 35. Relations with the Shareholders

1.	The Board of Directors, acting as a liaison between the owners and management, shall arbitrate the adequate channels to hear the proposals that may be formulated by the shareholders in relation to management of the Company.

In particular, the Board shall facilitate regular exchange of information with committees or groups of shareholders, without that leading, under any circumstances, to any privilege for the shareholders gathered on those committees.

2.	The Board, through any of its Directors and with the collaboration from the members of the top management they consider appropriate, may organise informative meetings on the running of the Company and its Group, with shareholders who live in the most relevant financial cities in Spain and in other countries.

3.	In its relations with the shareholders, the Board of Directors shall guarantee equal treatment.

4.	The Board of Directors shall encourage informed participation by the shareholders at the General Shareholders’ Meetings and shall take appropriate measures to ensure the General Shareholders’ Meeting effectively performs the duties inherent to it according to the Law and By-Laws.

Article 36. Relations with the Institutional Shareholders

1.	The Board of Directors shall also establish the appropriate mechanisms for regular information exchange with the institutional shareholders who form part of the Company shareholding.

In particular, the information shall concern investment strategies, evaluation of results, composition of the actual Board of Directors and management efficiency.

2.	Under no circumstances shall relations between the Board of Directors and the institutional shareholders lead to delivery to these of information that may provide them an advantage over the other shareholders.

Article 37. Transactions with significant shareholders.

1.	The Board of Directors formally reserves knowledge and authorisation of any transaction between the company and any of its shareholders with significant stakes.

2.	Under no circumstances shall it authorise the transaction if it has not previously issued a report by the Audit and Control Committee appraising the operation from the point of view of the principle of equal treatment of shareholders and the market conditions of same.

Regulations of the Board of Directors

3.	In the case of ordinary transactions, authorisation of the generic operation of the class or type of operation and its general conditions shall suffice.

Article 38. Relations with the Markets

1.	The Board of Directors will perform all the duties imposed by the nature of the company issuing the listed securities.

2.	In particular, the Board shall perform the following specific duties in relation to the Stock Exchange in the manner foreseen in these Regulations:

a)	Supervision of periodic public information of a financial nature.

b)	Performance of all acts and adoption of as many measures as are required to ensure the transparency of the Company on the financial markets, reporting to these, in particular, on all events, decisions or circumstances that may be relevant for the share listing.

c)	Performance of all acts and adoption of as many measures as are required to ensure correct formation of the share prices of the Company and, when appropriate, its subsidiaries, avoiding, in particular, manipulations and insider dealing.

3.	The Board of Directors shall take the necessary measures to ensure that the semester, quarterly and any other financial information that caution advises be placed on the markets is prepared according to the same principles, criteria and professional practices with which the Annual Accounts are prepared, and that they are as reliable as the latter. To that end, that information will be reviewed by the Audit and Control Committee.

4.	The Board of Directors will, at all times, ensure the due safeguard of data and information on securities issued by Telefónica Móviles, S.A., notwithstanding its duty of communication and collaboration with the judicial or administrative authorities, preventing such data or information being subject to abusive or disloyal use, denouncing cases in which this take place and immediately taking the necessary measures available to it to prevent, avoid and, when appropriate, correct the consequences that may arise there from.

Article 39. Relations with the Accounts Auditor

1.	Through the Audit and Control Committee, the Board of Directors shall establish a stable, professional relation with the Accounts Auditor to the Company, strictly respecting its independence.

2.	The Board of Directors shall ensure it definitively formulates the accounts in such a manner that no exceptions are raised by the Auditor. However, when the Board considers it must maintain its criteria, it shall publicly explain the content and scope of the discrepancies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 18, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel